Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXTRACT OF MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING HELD ON FEBRUARY 12, 2025

1.Date, Time and Venue: On February 12th, 2025, at 14:00 p.m. at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

1.Attendance: The following Directors of the Company attended the Meeting, representing their majority: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Rodrigo Calvo Galindo and Walter Schalka, with the absence of Mr. Paulo Sergio Kakinoff being justified. Additionally, the following members of the Company's Fiscal Council attended the meeting as guests: Mr. Eraldo Soares Peçanha, Mr. Luiz Augusto Marques Paes, and Mr. Rubens Barletta, as well as representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), the Company's independent auditor, Mr. Daniel Fumo, and also Mr. João Alberto de Abreu, President, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations, and Secretary of the meeting.

1.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

1.Board Composition: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

1.Agenda: (...) (2) Resolve on the Management Report and the Standalone and Consolidated Financial Statements of the Company and their respective Explanatory Notes, all regarding the fiscal year ended on 31 December 2024, followed by the independent auditor’s report.

1.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

1.Presentation, discussions on the agenda and resolutions:

“7.2. Mr. Beto Abreu and Mr. Marcos Assumpção presented the Company's results, which received a favorable opinion from the Statutory Audit Committee and no reservations from the Fiscal Council. With the participation of PwC representatives, the Directors, unanimously and without reservations, (i) expressed a favorable opinion on the Management Report and the Standalone and Consolidated Financial Statements of the Company and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2024, considering the independent auditor's report; (ii) authorized the

Exhibit 99.1
corresponding disclosure of these documents in accordance with applicable regulations and legislation; and (iii) approved the submission of those documents for resolution by the Company's Annual General Meeting, which convening shall be timely performed.”

1.CLOSING: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo/SP, February 12th, 2025.

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Marcos Moreno Chagas Assumpção
Secretary

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